Exhibit 2

September 24, 2007

Mr. James H. Carey

Chairman

Board of Directors

ABX Air, Inc.

145 Hunter Drive

Wilmington, OH 45177

Dear Mr. Carey:

We have read the press release issued by the Teamsters last week that references and quotes a recent letter addressed to you. While we do not necessarily concur with their specific recommendation, we do share their concern that “the Board of Directors has not acted objectively to safeguard shareholder value.” Notwithstanding its express statement to the contrary, we are not confident that the Board of ABX Air is committed to maximizing shareholder value.

We are disappointed by the Board’s outright rejection of ASTAR Air Cargo Holding’s indication of interest to acquire ABX Air and its failure to pursue negotiations with ASTAR during the past three months. We acknowledge that ABX Air’s management has created value by effectively servicing its primary customer, DHL, and building ABX Air’s third-party business through the acquisition, refurbishment and charter of fourteen used Boeing 767s. However, a merger with ASTAR that would consolidate DHL’s air freighter fleet in the United States presents a unique opportunity to maximize value for ABX Air’s shareholders. The Teamsters’ implicit support for such a merger is noteworthy.

While we agree that the terms suggested by ASTAR do not fully reflect the value of merger synergies and ABX Air’s expanded fleet of Boeing 767s, we believe that, in light of the significant value of such a transaction to DHL, good faith negotiations with ASTAR could result in an improved offer. In his June 26th letter to you, Mr. Dasburg, the chairman and chief executive officer of ASTAR, conditioned his proposal on publicly available information and committed to “explore” a “friendly, negotiated merger.” We are surprised that the Board has not pursued such negotiations in the absence of better alternatives. Notably, ABX Air’s stock price as of last Friday’s close was 12% below its closing price on the day ASTAR’s proposal was publicly announced and has traded as much as 19% below that price during the past three months. The market clearly believes that a merger with ASTAR has more potential value than ABX Air’s standalone strategy.

As ABX Air’s second largest shareholder, we strongly encourage you to act in your shareholders’ interest by engaging in serious and constructive negotiations with Mr. Dasburg to consummate a transaction that maximizes shareholder value.

Sincerely,

Willem Mesdag
Managing Partner

10100 SANTA MONICA BOULEVARD, SUITE 925, LOS ANGELES, CA 90067 • MAIN 310-432-0200 • FAX 310-432-0201